Exhibit 99.1

Lifezone Metals Announces Significant Mineral Resource Update for its Kabanga Nickel Project in Tanzania

Successful Infill Drill Program and Updated Interpretation Leads to a 69% Increase in Measured and Indicated Resources Plus a 20% Increase in Inferred Resources

December 7, 2023

New York (United States) – Lifezone Metals Limited (NYSE: LZM) is a modern metals company creating value across the battery metals supply chain from resource to metals production and recycling. Lifezone Metals’ Chief Executive Officer Chris Showalter is pleased to announce the Mineral Resource Update for the Kabanga Nickel Project, located in north-west Tanzania. The November 2023 Mineral Resource Update reflects the results of Lifezone Metals’ 2021-2023 drilling programs and an updated mineralization interpretation, reconfirming the continuity of high-grade nickel mineralization at Kabanga.

The Kabanga Nickel Project is currently 69.7% owned by Lifezone Metals and all Mineral Resources are shown on an attributable to Lifezone Metals basis.

Mr. Showalter commented: “Kabanga continues to demonstrate its exceptional quality and world-scale. The significant increase in the Measured and Indicated Mineral Resources provides a solid foundation for the ongoing Definitive Feasibility Study, which is expected to be completed by the end of Q3 2024. We believe that Kabanga has the potential to become a low-cost, long-life and environmentally responsible producer of nickel, copper and cobalt, which are critical metals for the green energy transition. We look forward to advancing the Project in close coordination with the Government of Tanzania, who have been highly supportive of our efforts.”

Highlights of the November 2023 Mineral Resource Update:

●	Attributable Measured and Indicated Resources total 43.6 million tonnes grading 2.02% nickel, 0.28% copper and 0.16% cobalt (2.57% nickel-equivalent).

●	Plus, attributable Inferred Resources totaling 17.5 million tonnes grading 2.23% nickel, 0.31% copper and 0.16% cobalt (2.79% nickel-equivalent).

●	Significantly, 71% of Kabanga’s Mineral Resource tonnage is now classified in the higher confidence Measured and Indicated categories relative to Inferred.

●	Measured and Indicated Mineral Resource tonnages have increased by 69% relative to the February 2023 Mineral Resource Estimate. Nickel-equivalent metal contained in Measured and Indicated Resources has increased by 30%. Inferred Resources have also increased in tonnage by 20%, with contained nickel-equivalent metal increasing by 4%.

●	The Mineral Resource cut-off grade has remained unchanged at 0.58% nickel-equivalent, as it was determined that the previous assumptions used remain current.

●	A significant proportion of the additional Mineral Resource tonnage in the November 2023 Mineral Resource Update results from the inclusion of additional ultramafic mineralization. The change in the processing flowsheet, including the addition of a hydrometallurgical refinery, improves the prospects of economic extraction of the ultramafic material.

Kabanga Mineral Resource Update 2023 12 07	1

●	The massive sulfide Mineral Resource has also increased across all categories, adding 10% more nickel-equivalent metal.

●	Significant additional Mineral Resource tonnages have been achieved at the Tembo Zone, which is located 1.0 kilometer north-east of the North Zone. Tembo remains open along strike to the north-east towards the Safari Zone, in an area referred to as Safari Link.

●	Other areas of Mineral Resource addition include at the North, Main and MNB zones, and the first reporting of a Mineral Resource at the Kima Zone.

The Kabanga Mineral Resource Update was independently prepared by Sharron Sylvester, Technical Director – Geology at OreWin Pty Ltd and in accordance with Regulation S-K subpart 1300 promulgated by the U.S. Securities and Exchange Commission (S-K 1300). Mineral Resources are reported exclusive of Mineral Reserves. There are no Mineral Reserves to report.

Figure 1: Click to view the Kabanga Nickel Project mineral resources photo reel (https://vimeo.com/891896457/f4ed5bda1e?share=copy).

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Table 1: Kabanga Nickel Project Mineral Resource Update shown on an attributable to Lifezone Metals basis (69.7%), as at November 30, 2023 – based on $9.50/lb nickel price, $4.00/lb copper price and $26.00/lb cobalt price. Detailed tables are included as an Appendix to this news release.

	Attributable	Grades				Recovery
Mineral Resource Classification	Tonnage (Mt)	NiEq23 (%)	Nickel (%)	Copper (%)	Cobalt (%)	Nickel (%)	Copper (%)	Cobalt (%)
OVERALL MINERAL RESOURCE – All Mineralization Types
Measured	14.1	2.61	2.03	0.28	0.17	87.2	85.1	88.1
Indicated	29.5	2.55	2.02	0.28	0.15	87.2	85.1	88.1
Measured + Indicated	43.6	2.57	2.02	0.28	0.16	87.2	85.1	88.1
Inferred	17.5	2.79	2.23	0.31	0.16	87.2	85.1	88.1

	Attributable	Grades				Attributable Contained Metals
Mineral Resource Classification	Tonnage (Mt)	NiEq23 (%)	Nickel (%)	Copper (%)	Cobalt (%)	NiEq23 (kt)	Nickel (kt)	Copper (kt)	Cobalt (kt)
OVERALL MINERAL RESOURCE – All Mineralization Types
Measured	14.1	2.61	2.03	0.28	0.17	368	286	39	24
Indicated	29.5	2.55	2.02	0.28	0.15	753	595	83	45
Measured + Indicated	43.6	2.57	2.02	0.28	0.16	1,121	881	122	69
Inferred	17.5	2.79	2.23	0.31	0.16	489	391	54	27

1.	This table reports the Mineral Resources for the combined massive sulfide and ultramafic mineralization types.

2.	Mineral Resources are reported exclusive of Mineral Reserves. There are no Mineral Reserves to report.

3.	Mineral Resources are reported showing only the Lifezone Metals attributable tonnage portion, which is 69.713% of the total.

4.	Cut-off uses the NiEq23 using a nickel price of $9.50/lb, copper price of $4.00/lb and cobalt price of $26.00/lb with allowances for recoveries, payability, deductions, transport and royalties.

NiEq23% = Ni% + Cu% x 0.411 + Co% x 2.765.

5.	The Mineral Resource metallurgical recovery assumptions are: nickel 87.2%, copper 85.1% and cobalt 88.1%.

6.	The point of reference for Mineral Resources is the point of feed into a processing facility.

7.	All Mineral Resources in the November 2023 Mineral Resource Update were assessed for reasonable prospects for eventual economic extraction by reporting only material above a cut-off grade of 0.58% NiEq23.

8.	Totals may vary due to rounding.

Kabanga currently comprises of six identified distinct mineralized zones, namely (from south-west to north-east) the Main, MNB, Kima, North, Tembo and Safari zones, which occur over a strike length exceeding 7.5 kilometers. The five mineralized zones that contribute to the Mineral Resource Update are: Main, MNB, Kima, North and Tembo, which extend over a total strike length of 6.0 kilometers and to a depth of up to 1.7 kilometers below surface.

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Figure 2: Oblique long section showing mineralized zones and intercepts greater than 0.58% nickel-equivalent (looking north-west).

Figure 3: Kabanga Nickel Project Mineral Resource Update shown by zones on an attributable to Lifezone Metals basis.

Note: refer to the metals’ prices, recoveries and other assumptions as shown in Table 1 and the provided notes.

The North Zone remains the largest of the currently identified mineralized zones at Kabanga with attributable Measured and Indicated Resources totaling 20.6 million tonnes grading 2.53% nickel, 0.34% copper and 0.18% cobalt (3.18% nickel-equivalent) and attributable Inferred Mineral Resources totaling 12.2 million tonnes grading 2.60% nickel, 0.35% copper and 0.18% cobalt (3.24% nickel-equivalent).

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The Tembo Zone is the second largest zone, and all Mineral Resources at Tembo are classified as Measured or Indicated, with combined total attributable 13.8 million tonnes grading 1.80% nickel, 0.25% copper and 0.15% cobalt (2.32% nickel-equivalent).

Within the North and Tembo zones, which form the bulk of contained Mineral Resources at Kabanga, 74% of the Mineral Resources are classified as higher confidence Measured and Indicated (71% across all zones at Kabanga) relative to Inferred. For comparison, the North and Tembo zones combined had 63% classified as Measured and Indicated Resources in the February 2023 Mineral Resource Estimate.

Significant Increase in Tonnage and Contained Metal When Compared to the Previous February 2023 Mineral Resource Estimate

Overall Measured and Indicated Mineral Resources have increased by 69% and Inferred Mineral Resources have increased 20% at the Kabanga Nickel Project when compared to the previous February 2023 Mineral Resource Estimate. This reflects the results of Lifezone Metals’ 2021-2023 drilling programs and an updated mineralization interpretation.

Lifezone Metals conducted multiple drill programs between 2021 to 2023 at the Kabanga project and the results have been included into the Mineral Resource database (up to September 17, 2023; with the exception of holes that have yet to be surveyed or with outstanding assay results). A breakdown of Lifezone Metals’ drill programs is as follows:

●	December 2021 to May 2022: 4,163 meters of drilling in 14 holes to provide 2,727 kilograms of metallurgical sample (in three bulk samples) from the North and Tembo zones for flotation and hydrometallurgical test work in Perth, Australia.

●	May 2022 to December 31, 2022: 7,186 meters of infill drilling in 19 holes at Tembo North to increase confidence in this Zone over a 700-meter strike length and to provide an additional bulk sample (464 kilograms) for flotation and hydrometallurgical test work in Perth, Australia. An additional 768 meters in one drillhole was completed at the Safari Zone.

●	January 2023 to September 17, 2023: 9,274 meters of infill drilling in five holes at North to increase confidence over a 500-meter strike length, 16,727 meters of infill drilling in 23 holes at Tembo to increase confidence along the entire strike length of the deposit and 3,555 meters in six holes at Tembo for geotechnical purposes.

The KNL drilling up to September 17, 2023 has been incorporated into the Mineral Resource database with the exception of holes yet to be surveyed or with outstanding assay results.

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Figure 4: Comparison of overall attributable tonnes and grade between the February 2023 Mineral Resource Estimate and the November 2023 Mineral Resource Update.

Note: refer to the metals’ prices, recoveries and other assumptions as shown in Table 1 and the provided notes.

A significant proportion of the additional Mineral Resource tonnage in the November 2023 Mineral Resource Update results from the inclusion of ultramafic mineralization that was previously omitted from the interpreted ultramafic boundaries at the North and Tembo zones based on notional cut-off grades. The change in the processing flowsheet, by adding a hydrometallurgical refinery, improves the prospects of economic extraction of the ultramafic material, and the ultramafic mineralization has been interpreted and had grade estimation for the November 2023 Mineral Resource Update.

The Mineral Resource cut-off grade has remained unchanged at 0.58% nickel-equivalent, which allows for a direct comparison between the February 2023 Mineral Resource Estimate and the November 2023 Mineral Resource Update. Metal price assumptions used for cut-off grade determination were $9.50/lb for nickel, $4.00/lb for copper and $26.00/lb for cobalt.

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Figure 5: Overall attributable tonnes and grade shown by mineralization type for the November 2023 Mineral Resource Update.

Note: refer to the metals’ prices, recoveries and other assumptions as shown in Table 1 and the provided notes.

Figure 6: Significant additions made at the Tembo Zone between the February 2023 Mineral Resource Estimate and the November 2023 Mineral Resource Update.

Note: refer to the metals’ prices, recoveries and other assumptions as shown in Table 1 and the provided notes.

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Definitive Feasibility Study for a Small Surface Footprint, Low-Impact Underground Mine Expected by the End of Q3 2024

Specific work is focused on completing geotechnical studies, underground mine design, placement of surface infrastructure and positioning of the tailings storage facility. Water monitoring bores are informing onsite hydrology studies and metallurgical testing is also underway with variability samples drilled and collected. Underground mining is expected to have a small surface footprint with a low environmental impact relative to open pit mining.

In anticipation of an increase in Mineral Resources at Kabanga, Lifezone Metals ceased exploration drilling programs in November 2023. With the completion of the November 2023 Mineral Resource Update and the significant conversion of Inferred Mineral Resources into the Measured and Indicated categories, Lifezone Metals decided that there are now sufficient Mineral Resources to support the Definitive Feasibility Study. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that the Definitive Feasibility Study will result in Mineral Reserves.

Eleven exploration diamond drill holes have been completed at Safari Link, and results will be reported when assays are received. Lifezone Metals’ geologists have said that the Safari Link area represents the best opportunity for future resource addition.

Safety is the Top Priority at Kabanga

The Kabanga Nickel Project has recorded more than one and a half million hours worked without a lost time injury. The “Your Safety is My Safety” campaign continues its successful implementation and training continued with employees and contractors.

Safety initiatives completed so far include additional training of in-field management; defensive driving refresher training for all site vehicle operators; and Standard Operating Procedure reviews, task-based risk assessments and task-based observations.

Safety is the top priority at Kabanga – and is an ongoing, front of mind initiative at every level.

Lifezone Metals Management Update

We regret to announce that Natasha Liddell, our Chief Sustainability Officer, will be stepping down from her role at Lifezone Metals, effective February 2024. Ms. Liddell has been instrumental in leading our corporate and local sustainability teams, and she is committed to ensuring a smooth transition of duties. We are grateful for her contributions and wish her all the best in her future endeavors.

Qualified Persons

The Kabanga 2023 Mineral Resource Update Technical Report Summary (2023MRU) with an effective date of November 30, 2023, has been prepared in accordance with the U.S. Securities and Exchange Commission (US SEC) Regulation S-K subpart 1300 rules for Property Disclosures for Mining Registrants (S-K 1300) for Lifezone Metals Ltd on the Kabanga nickel project. The 2023MRU is a preliminary technical and economic study of the economic potential of the Project mineralization to support the disclosure of Mineral Resources. The Mineral Resource estimates are current as at November 30, 2023.

The 2023MRU scientific and technical information in this news release has been prepared and approved by Sharron Sylvester, BSc (Geol), RPGeo AIG (10125), Technical Director – Geology at OreWin Pty Ltd and Bernard Peters, BEng (Mining), FAusIMM (201743), Technical Director – Mining at OreWin Pty Ltd. Both individuals are Qualified Persons in accordance with S-K 1300 and are considered independent of Lifezone Metals.

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Other scientific and technical information in this news release has been reviewed and approved by Raymond Kohlsmith, BSc (Hons.) (Geol) 1980, P.Geo (1044) PGO Canada, a Qualified Person in accordance with S-K 1300. Mr. Kohlsmith is employed by Tembo Nickel Corporation Limited, an indirect subsidiary of Lifezone Metals, as Exploration Geology Manager.

Contact

Investor Relations – North America Evan Young SVP: Investor Relations & Capital Markets evan.young@lifezonemetals.com	Investor Relations – Europe Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com
Media Enquiries David Petrie Corporate Communications Manager david.petrie@lifezonemetals.com

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About Lifezone Metals

Lifezone Metals (NYSE: LZM) is a modern metals company creating value across the metals supply chain from resource to production and recycling. Our mission is to provide cleaner metals production through a scalable platform underpinned by our Hydromet technology. This technology has the potential to be a lower emissions and lower cost alternative to traditional smelting, allowing us to responsibly provide cleaner metals.

Our Kabanga Nickel Project in Tanzania is believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits, with Definitive Feasibility Study currently underway. By pairing with our Hydromet Technology, we will work to unlock a new source of LME-grade nickel, copper and cobalt for the global battery metals markets. At Kabanga, we are working to empower Tanzania to achieve full value creation in-country and become the next premier source of Class 1 nickel.

www.lifezonemetals.com

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries and/or affiliates.

Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources at, the Kabanga Project, and other statements that are not historical facts.

Kabanga Mineral Resource Update 2023 12 07	9

These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions, global inflation and cost increases for materials and services; failure to establish mineral reserves and mineral resources, the grade and recovery of metals and/or minerals which are mined, success of future exploration, reliability of sampling and data, success of any test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates and the availability of foreign exchange, fluctuations in commodity prices, delays in the development of projects and other factors, the outcome of any legal proceedings that may be instituted against the Lifezone Metals in connection with the business combination or otherwise; failure to realize the anticipated benefits of the business combination, including difficulty in integrating the businesses of LHL and GoGreen; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; Lifezone Metals’ development of, and processing of mineral resources at, the Kabanga Project; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone’s business; the volatility of the trading price of Lifezone’s ordinary shares; Lifezone’s ability to continue to comply with applicable listing standards of the NYSE; the ability of Lifezone to maintain the listing of its securities on a U.S. national securities exchange; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC).

The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so.

These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy, or the future in general. Such references relate to environmental benefits such as lower green-house gas (GHG) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles.

While studies by third parties (commissioned by Lifezone Metals) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone Metals’ Hydromet Technology. Accordingly, Lifezone Metals’ Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone Metals expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone Metals and its stakeholders. Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication, except as required by applicable law.

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Appendix: Kabanga Nickel Project Mineral Resource Update by zone on an attributable to Lifezone Metals basis (69.7%), as at November 30, 2023 – based on $9.50/lb nickel price, $4.00/lb copper price and $26.00/lb cobalt price.

	Attributable	Grades				Recovery
Mineral Resource	Tonnage	NiEq23	Nickel	Copper	Cobalt	Nickel	Copper	Cobalt
Classification	(Mt)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
MAIN ZONE - All Mineralization Types
Measured	-	-	-	-	-	-	-	-
Indicated	9.3	1.60	1.22	0.20	0.10	87.2	85.1	88.1
Measured + Indicated	9.3	1.60	1.22	0.20	0.10	87.2	85.1	88.1
Inferred	-	-	-	-	-	-	-	-
MNB ZONE - All Mineralization Types
Measured	-	-	-	-	-	-	-	-
Indicated	-	-	-	-	-	-	-	-
Measured + Indicated	-	-	-	-	-	-	-	-
Inferred	1.9	1.47	1.14	0.17	0.09	87.2	85.1	88.1
KIMA ZONE - All Mineralization Types
Measured	-	-	-	-	-	-	-	-
Indicated	-	-	-	-	-	-	-	-
Measured + Indicated	-	-	-	-	-	-	-	-
Inferred	3.4	1.95	1.53	0.25	0.11	87.2	85.1	88.1
NORTH ZONE - All Mineralization Types
Measured	6.1	2.99	2.34	0.32	0.19	87.2	85.1	88.1
Indicated	14.5	3.26	2.61	0.35	0.18	87.2	85.1	88.1
Measured + Indicated	20.6	3.18	2.53	0.34	0.18	87.2	85.1	88.1
Inferred	12.2	3.24	2.60	0.35	0.18	87.2	85.1	88.1
TEMBO ZONE - All Mineralization Types
Measured	8.0	2.33	1.80	0.25	0.16	87.2	85.1	88.1
Indicated	5.8	2.30	1.79	0.24	0.15	87.2	85.1	88.1
Measured + Indicated	13.8	2.32	1.80	0.25	0.15	87.2	85.1	88.1
Inferred	-	-	-	-	-	87.2	85.1	88.1

Measured	14.1	2.61	2.03	0.28	0.17	87.2	85.1	88.1
Indicated	29.5	2.55	2.02	0.28	0.15	87.2	85.1	88.1
Measured + Indicated	43.6	2.57	2.02	0.28	0.16	87.2	85.1	88.1
Inferred	17.5	2.79	2.23	0.31	0.16	87.2	85.1	88.1

1.	This table reports the Mineral Resources for the combined massive sulfide and ultramafic mineralization types.

2.	Mineral Resources are reported exclusive of Mineral Reserves. There are no Mineral Reserves to report.

3.	Mineral Resources are reported showing only the Lifezone Metals attributable tonnage portion, which is 69.713% of the total.

4.	Cut-off uses the NiEq23 using a nickel price of $9.50/lb, copper price of $4.00/lb and cobalt price of $26.00/lb with allowances for recoveries, payability, deductions, transport and royalties.

NiEq23% = Ni% + Cu% x 0.411 + Co% x 2.765.

5.	The Mineral Resource metallurgical recovery assumptions are: nickel 87.2%, copper 85.1% and cobalt 88.1%

6.	The point of reference for Mineral Resources is the point of feed into a processing facility.

7.	All Mineral Resources in the 2023MRU were assessed for reasonable prospects for eventual economic extraction by reporting only material above a cut-off grade of 0.58% NiEq23.

8.	Totals may vary due to rounding.

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Appendix: Kabanga Nickel Project Mineral Resource Update by zone on an attributable to Lifezone Metals basis (69.7%), as at November 30, 2023 – based on $9.50/lb nickel price, $4.00/lb copper price and $26.00/lb cobalt price.

	Attributable	Grades				Attributable Contained Metals
Mineral Resource	Tonnage	NiEq23	Nickel	Copper	Cobalt	NiEq23	Nickel	Copper	Cobalt
Classification	(Mt)	(%)	(%)	(%)	(%)	(kt)	(kt)	(kt)	(kt)
MAIN ZONE – All Mineralization Types
Measured	-	-	-	-	-	-	-	-	-
Indicated	9.3	1.60	1.22	0.20	0.10	148	113	19	10
Measured + Indicated	9.3	1.60	1.22	0.20	0.10	148	113	19	10
Inferred	-	-	-	-	-	-	-	-	-
MNB ZONE – All Mineralization Types
Measured	-	-	-	-	-	-	-	-	-
Indicated	-	-	-	-	-	-	-	-	-
Measured + Indicated	-	-	-	-	-	-	-	-	-
Inferred	1.9	1.47	1.14	0.17	0.09	28	22	3	2
KIMA ZONE – All Mineralization Types
Measured	-	-	-	-	-	-	-	-	-
Indicated	-	-	-	-	-	-	-	-	-
Measured + Indicated	-	-	-	-	-	-	-	-	-
Inferred	3.4	1.95	1.53	0.25	0.11	67	53	8	4
NORTH ZONE – All Mineralization Types
Measured	6.1	2.99	2.34	0.32	0.19	182	142	19	11
Indicated	14.5	3.26	2.61	0.35	0.18	472	378	50	26
Measured + Indicated	20.6	3.18	2.53	0.34	0.18	654	521	70	38
Inferred	12.2	3.24	2.60	0.35	0.18	394	316	43	22
TEMBO ZONE – All Mineralization Types
Measured	8.0	2.33	1.80	0.25	0.16	186	144	20	12
Indicated	5.8	2.30	1.79	0.24	0.15	132	103	14	8
Measured + Indicated	13.8	2.32	1.80	0.25	0.15	319	247	34	21
Inferred	-	-	-	-	-	-	-	-	-
OVERALL MINERAL RESOURCE – All Mineralization Types
Measured	14.1	2.61	2.03	0.28	0.17	368	286	39	24
Indicated	29.5	2.55	2.02	0.28	0.15	753	595	83	45
Measured + Indicated	43.6	2.57	2.02	0.28	0.16	1,121	881	122	69
Inferred	17.5	2.79	2.23	0.31	0.16	489	391	54	27

1.	This table reports the Mineral Resources for the combined massive sulfide and ultramafic mineralization types.

2.	Mineral Resources are reported exclusive of Mineral Reserves. There are no Mineral Reserves to report.

3.	Mineral Resources are reported showing only the Lifezone Metals attributable tonnage portion, which is 69.713% of the total.

4.	Cut-off uses the NiEq23 using a nickel price of $9.50/lb, copper price of $4.00/lb and cobalt price of $26.00/lb with allowances for recoveries, payability, deductions, transport and royalties.

NiEq23% = Ni% + Cu% x 0.411 + Co% x 2.765.

5.	The Mineral Resource metallurgical recovery assumptions are: nickel 87.2%, copper 85.1% and cobalt 88.1%

6.	The point of reference for Mineral Resources is the point of feed into a processing facility.

7.	All Mineral Resources in the 2023MRU were assessed for reasonable prospects for eventual economic extraction by reporting only material above a cut-off grade of 0.58% NiEq23.

8.	Totals may vary due to rounding.

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